Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276334

PROSPECTUS SUPPLEMENT NO. 16
(to Prospectus dated June 25, 2024)

Up to 1,997,116 Shares of Common Stock

1,700,884 Shares of Common Stock Underlying the Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 25, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (File No. 333-276334) with the information contained in our Current Report on Form 8-K/A, filed with the U.S. Securities and Exchange Commission on January 29, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our common stock is currently listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “AIRE.” On January 28, 2025, the closing price of our common stock was $1.70.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Giri Devanur, our chief executive officer and chairman, owns approximately 60.01% of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we will not take advantage of any of these exceptions.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 29, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 19, 2024

reAlpha Tech Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41839	86-3425507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Address of principal executive offices and zip code)

(707) 732-5742

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	AIRE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 on Form 8-K/A (“Amendment No. 1”) amends the Current Report on Form 8-K of reAlpha Tech Corp. (the “Company”) filed with the Securities and Exchange Commission on November 21, 2024 (the “Original Filing”) to disclose certain information with respect to the Company’s commitment to purchase an aggregate of $600,000 of convertible promissory notes to be issued by Unreal Estate Inc., which was inadvertently omitted under Item 1.01 of Form 8-K in the Original Filing. Except as expressly stated herein and below, including under the heading “Unreal Estate Inc. Convertible Promissory Notes,” this Amendment No. 1 does not amend or update any other information contained in the Original Filing, which remains unchanged. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing.

Item 1.01 Entry into a Material Definitive Agreement.

Acquisition of USRealty Brokerage Solutions, LLC and Investment in Unreal Estate Inc.

On November 19, 2024, reAlpha Tech Corp. (the “Company”) entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”), with Unreal Estate LLC, a Delaware limited liability company (the “Seller”), USRealty Brokerage Solutions, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Seller (“US Realty”), and Unreal Estate Inc., a Delaware corporation (the “Parent”), pursuant to which, on November 20, 2024 (the “Closing Date”), the Company acquired from the Seller 100% of the membership interests of US Realty that were outstanding immediately prior to the execution of the Purchase Agreement (the “Acquisition”). Prior to the Acquisition, US Realty had no operations except for a Multiple Listing Service registration.

Pursuant to the terms and subject to the conditions of the Purchase Agreement, in exchange for all of the membership interests of US Realty outstanding immediately prior to the execution of the Purchase Agreement, the Company agreed to pay the Seller an aggregate purchase price of $250,000 in the form of in-kind services to be provided by the Company, including software usage by the Seller or the Parent, beginning on the Closing Date and continuing for a period of one year thereafter (the “In-Kind Services”). The terms of the In-Kind Services will be further described in a services agreement to be entered into among the Company, the Seller and the Parent within 30 days of the Closing Date.

The Purchase Agreement provides that, following the Closing Date, the Seller will indemnify the Company and its affiliates for any liability, damages, losses, costs and/or expenses arising out of breaches by the Seller of its covenants and representations, and for certain other matters as specified in the Purchase Agreement, subject to certain limitations and exclusions as identified therein. The Company is also required, following the Closing Date, to indemnify the Seller, the Parent and their respective affiliates for any liability, damages, losses, costs and/or expenses arising out of any breaches by the Company of its covenants and representations set forth in the Purchase Agreement, as well as fees incident to the Company’s indemnification obligations. The Company also has the right to set-off any amounts it owes to the Seller in connection with the Purchase Agreement, against the obligations and liabilities of the Seller to the Company under the Purchase Agreement. The Purchase Agreement also contains representations and warranties, other covenants and conditions, in each case, customary for transactions of this type.

On November 19, 2024, US Realty entered into a separate independent contractor agreement (the “Broker Services Agreement”), with one of the Seller’s real estate brokers (the “Broker”), pursuant to which the Broker agreed to provide certain services to US Realty. Specifically, under the terms of the Broker Services Agreement, the Broker’s services will include: (i) acting on behalf of US Realty as its designated broker or broker of record with respect to the real estate commission requirements of the 33 U.S. states in which the Broker is licensed, and (ii) providing certain managerial and administrative services to US Realty with respect to its real estate licensing and compliance requirements in those U.S. states. US Realty will pay the Broker at a rate of $150 per hour in exchange for such services.

The foregoing description of the Purchase Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed hereto as Exhibit 2.1, and incorporated herein by reference.

Unreal Estate Inc. Convertible Promissory Notes

The Company entered into a letter agreement, dated as of November 19, 2024 (the “Letter Agreement”), with the Parent and Seller, pursuant to which the Company agreed to purchase an aggregate amount of $600,000 of convertible promissory notes (each, a “Note,” and collectively the “Notes”) from the Parent in a series of six installments in the amounts set forth in the Letter Agreement (each such installment, an “Installment Payment”), beginning on the date of the Closing Date and continuing on the first of the month every month thereafter until the $600,000 amount is fully paid. Additionally, pursuant to the Letter Agreement and as a further inducement to the Company to purchase the Notes, the Parent and Seller waived the non-compete of the Broker in order to allow such Broker to provide the services described herein to US Realty for as long as the Broker Services Agreement remains in effect.

On the same date, in connection with the Letter Agreement, the Parent issued and sold to the Company a Note in the original principal amount of $60,000, which Note constituted full payment and satisfaction by the Company of the first Installment Payment due on the Closing Date. The Notes are convertible into shares of preferred stock or common stock of the Parent, as applicable, as follows: (i) if the Parent effects a transaction or series of transactions of its preferred stock for capital raising purposes, then the amount of the outstanding principal balance of the Notes (plus all unpaid accrued interest thereon) as of the conversion date (the “Convertible Amount”) will automatically convert into shares of the Parent’s preferred stock; (ii) if the Parent effects (a) a transaction or series of transactions in which it sells more than 50% of its outstanding voting securities, (b) a reorganization, merger or consolidation or (c) a direct listing or initial public offering of its securities, then, in each case, the Company will be eligible to receive the Convertible Amount or shares of the Parent’s common stock upon conversion of the Notes and the Convertible Amount thereof, whichever is greater; and (iii) at any time after the Notes reaches its maturity date, and at the election of the Company, the Notes and Convertible Amount thereof may be converted into shares of the Parent’s common stock. The Notes issued to the Company is one of a series of convertible promissory notes issued by the Parent (collectively, the “Offering Notes”). Interest under the Notes will accrue at a rate of 9% per annum. The entire outstanding principal balance of the Notes (plus all unpaid accrued interest thereon) will be due and payable in 4 years following the date of its issuance, unless earlier converted based on the terms of the Notes, or extended by the holders of a majority-in-interest of the aggregate principal amount of the Offering Notes.

Pursuant to the terms of the Letter Agreement, if the Company fails to purchase a Note within 10 business days of each of the Installment Payment dates (each, an “Event of Default”), then the full remaining aggregate Installment Payment that has not yet been paid by the Company shall immediately become due and payable without any action by the Parent, and the Parent may provide notice to the Company to declare that such remaining aggregate Installment Payment be immediately due and payable. Upon the occurrence of an Event of Default, the Company shall pay on demand all expenses of the Parent in connection with its exercise, preservation or enforcement of any of its rights, remedies or options provided under the Letter Agreement.

Subsequent to the Original Filing, and since the first Installment Payment was made by the Company, the Company has not made any further Installment Payments pursuant to the Letter Agreement and the Company and the Parent have since engaged in preliminary discussions regarding a potential restructuring, or termination, of the Letter Agreement and obligations thereunder. As of the date of this Amendment No. 1, the discussions with the Parent are continuing and no agreement has been reached at this time. There can be no assurance that any agreement will be entered into, and the Company cannot guarantee a successful outcome from the current discussions with the Parent.

Moreover, the Letter Agreement also provided that the Parent and the Company, following the Closing Date, would use their good faith efforts to negotiate a mutually acceptable agreement whereby the Parent would designate the Company as the exclusive mortgage provider for any properties listed with or through the Parent and its affiliates. As of the date of this Amendment No. 1, no such agreement has been entered into.

The foregoing descriptions of the Letter Agreement and the Notes in this Amendment No. 1 do not purport to be complete descriptions of the rights and obligations of the parties thereunder and are qualified in their entirety by reference to the full text of the Letter Agreement and the Notes, copies of which are filed hereto as Exhibits 10.1 and 99.1, respectively, and incorporated herein by reference.

Item 8.01 Other Events.

On November 21, 2024, the Company issued a press release announcing the transactions described in Item 1.01. A copy of the press release is furnished hereto as Exhibit 99.2 and is incorporated herein by reference.

The information set forth and incorporated by reference into this Item 8.01 of this Amendment No. 1, including Exhibit 99.2, is being furnished pursuant to Item 8.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1+	Membership Interest Purchase Agreement, dated November 19, 2024, among reAlpha Tech Corp., USRealty Brokerage Solutions, LLC, Unreal Estate LLC and Unreal Estate Inc. (previously filed as Exhibit 2.1 of Form 8-K filed with the SEC on November 21, 2024).
10.1*	Letter Agreement, dated November 19, 2024, among reAlpha Tech Corp., Unreal Estate Inc. and Unreal Estate LLC.
99.1	Convertible Promissory Note, dated November 19, 2024 (previously filed as Exhibit 99.1 of Form 8-K filed with the SEC on November 21, 2024).
99.2	Press Release, dated November 21, 2024 (previously furnished as Exhibit 99.2 of Form 8-K filed with the SEC on November 21, 2024).
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 2025	reAlpha Tech Corp.

	By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

Exhibit 10.1

UNREAL ESTATE INC.

332 SOUTH MICHIGAN AVENUE, SUITE 121-A19

CHICAGO, ILLINOIS 60604

November 19, 2024

reAlpha Tech Corp.

6515 Longshore Loop

Dublin, Ohio 43017

Re:	Investment in Unreal Estate Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

This letter (“Letter Agreement”) is written in connection with the purchase by reAlpha Tech Corp., a Delaware corporation (the “Holder”), of an aggregate amount of $600,000 of convertible promissory notes of the Company, in the form attached hereto as Exhibit A (the “Notes”), to be purchased by the Holder pursuant to the terms of this Letter Agreement. Capitalized terms that are not defined herein will be defined as set forth in the Notes.

The Company, Unreal Estate LLC, a Delaware limited liability company (the “Seller”), and the Holder have entered into that certain Membership Interests Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), whereby the Seller desires to sell and transfer to the Holder, and the Holder desires to purchase from the Seller, all of the membership interests of USRealty Brokerage Solutions, LLC, a Delaware limited liability company (“USRealty”), all as more specifically provided in the Purchase Agreement.

Immediately after the closing of the Purchase Agreement (the “Closing Date”), USRealty and Ryan Gehris shall have entered into that certain Independent Contractor Agreement, dated as of the date hereof (the “Gehris Agreement”), whereby the Company and Seller shall waive Mr. Gehris’ non-competition obligations to the Seller, in order to allow Mr. Gehris to provide broker services to the USRealty as set forth in the Gehris Agreement.

The Company and the Seller have entered into the Purchase Agreement and waived Mr. Gehris non-competition obligations as an inducement to the Holder to purchase an aggregate of $600,000 of the Company’s Notes in such amounts and upon such dates set forth on Schedule A hereto (the “Note Purchase”).

Upon execution by all parties hereto, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, this Agreement will constitute a binding agreement among the parties hereto that may not be amended without such parties' mutual written consent as follows:

1. Note Purchase. The Holder agrees to purchase an aggregate of $600,000 of the Company’s Notes by making a payment in cash by wire transfer of immediately available funds to an account specified in writing by the Seller on the dates and in such amounts (each such date, the “Purchase Date”, and each such amount, the “Purchase Amount”) as set forth on Schedule A hereto. Upon receipt of each of Holder’s payment of the Purchase Amount, the Company shall issue to the Holder a Note in the form attached hereto as Exhibit A evidencing the purchase of such Notes with the Principal Amount of such Note equal to the actual amount of such Purchase Amount and the Date of Issuance of such Note being the date the Company actually received the funds in its account.

2. Event of Default. If the Holder fails to purchase a Company Note for the Purchase Amount within ten (10) business days of each of the scheduled Payment Dates pursuant to the terms of Section 1 (an “Event of Default”), then the parties agree that the full remaining aggregate Purchase Amount of Notes listed on Schedule A that has not yet been purchased by the Holder shall immediately become due and payable without any action on the part of the Company, and the Company may by notice to the Holder declare that such remaining aggregate Purchase Amount immediately due and payable, whereupon the same shall become immediately due and payable. Nothing contained in this Letter Agreement shall be deemed to limit the ability of the Company to demand payment of the amounts owing hereunder at any time after an Event of Default has occurred. Upon the occurrence of an Event of Default and at any time thereafter during the continuance of any such event, the Company may at its option exercise any or all of its rights, powers or remedies under this Letter Agreement or applicable law. Upon an Event of Default, the Holder shall pay on demand all expenses of the Company in connection with the Company’s exercise, preservation or enforcement of any of its rights, remedies or options hereunder and/or thereunder, including, without limitation, fees of legal counsel, accounting, consulting, brokerage or other similar professional fees or expenses, and any fees or expenses associated with travel, and the amount of all such expenses shall, until paid, bear interest at the rate applicable to the Note.

3. Waiver of Non-Competition. The parties hereto acknowledge and agree that Mr. Gehris is under certain non-competition contractual obligations owed to the Seller (the “Non-Competition Agreement”). For the reasons and pursuant to the terms and conditions set forth herein, the Seller consents to Mr. Gehris’ provision of broker services to USRealty as set forth in the Gehris Agreement and agrees to waive its right to enforce the Non-Competition Agreement with respect to the Gehris Agreement and release Mr. Gehris from those obligations for so long as the Gehris Agreement remains in effect.

4. Exclusive Mortgage Agreement. After the Closing Date the parties hereto further agree to use their good faith efforts to negotiate a mutually acceptable agreement whereby the Company shall designate the Holder as the exclusive mortgage provider for any properties listed with or through the Company or its affiliates. Under this agreement, the Holder, either directly or through its affiliates, will facilitate competitive, streamlined mortgage solutions for buyers of the Company’s properties, ensuring a seamless financing experience.

5. Governing Law. This Letter Agreement shall be governed by and construed under the laws of the State of New York, without giving effect to conflicts of law principles but including Section 5-1401 of the New York General Obligations Law. Each party hereby irrevocably and unconditionally (i) agrees that any legal action, suit or proceeding arising out of or relating to this Letter Agreement may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York and (ii) submits to the exclusive jurisdiction of any such court in any such action, suit or proceeding. Final judgment against either party in any action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment. Nothing in this Letter Agreement shall affect the right of the either party to (i) commence legal proceedings or otherwise sue the other party in any other court having jurisdiction over such other party or (ii) serve process upon the other party in any manner authorized by the laws of any such jurisdiction. Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Letter Agreement in any court referred to in this paragraph and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

6. Counterparts. This Letter Agreement may be executed in counterparts, each of which shall be deemed to be an original hereof, but all such counterparts together shall constitute one and the same instrument. Signatures on this Letter Agreement may be delivered by facsimile or electronic transmission and shall be binding upon the parties so transmitting their signatures.

7. Assignment. No party to this Letter Agreement may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto.

8. Amendment; Modification; Waiver. No amendment or modification of the terms hereof shall be valid and binding unless set forth in a written instrument signed by all parties hereto. No waiver shall be deemed to have been granted or created by any course of conduct or acquiescence, and no waiver shall be enforceable against any party hereto unless in writing and signed by each party against which such waiver is claimed.

9. Headings. The section headings in this Letter Agreement are for convenient reference only and shall not affect the meaning or interpretation of this Letter Agreement.

10. Entire Agreement. This Letter Agreement constitutes the entire agreement of the parties with respect to the subject matter of this Letter Agreement, and supersedes all prior understandings and agreements of the parties, written or oral, with respect thereto.

[Remainder of Page Intentionally Left Blank]

If the foregoing is acceptable to you, please signify your agreement by executing on the space indicated below.

Very truly yours,

UNREAL ESTATE INC.

By:	/s/ Kyle Stoner
Name:	Kyle Stoner
Title:	Chief Executive Officer

UNREAL ESTATE LLC

By:	/s/ Kyle Stoner
Name:	Kyle Stoner
Title:	Chief Executive Officer

Acknowledged and agreed
as of the date first set forth above:

REALPHA TECH CORP.

By:	/s/ Giri Devanur
Name:	Giri Devanur
Title:	Chief Executive Officer

SCHEDULE A

NOTE PURCHASE SCHEDULE

Payment Date	Payment Amount
Closing Date of the Purchase Agreement	$60,000.00
December 1, 2024	$120,000.00
January 1, 2025	$120,000.00
February 1, 2025	$120,000.00
March 1, 2025	$120,000.00
April 1, 2025	$60,000.00

EXHIBIT A

FORM OF CONVERTIBLE PROMISSORY NOTE

(see attached)